FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of July, 2010
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

		Sequential
		Page
Item		Number

1.	Telefónica — Agreement with Portugal Telecom	3

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES
General Secretary and
Secretary to the Board of Directors
TELEFÓNICA, S.A.
TELEFÓNICA, S.A. (“Telefónica”), as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores) hereby reports the following
SIGNIFICANT EVENT
Today, Telefónica and Portugal Telecom SG SGPS, S.A. (“Portugal Telecom”) have signed an agreement for the acquisition by Telefónica (directly or through any of the companies within its Group) of 50% of the capital stock of Brasilcel, N.V. (company jointly owned by Telefónica and Portugal Telecom, which owns shares representing, approximately, 60% of the capital stock of the Brazilian company Vivo Participações, S.A.) owned by Portugal Telecom.
The acquisition price for the aforementioned capital stock of Brasilcel, N.V. is seven thousand five hundred (7,500) million Euros, of which four thousand five hundred (4,500) million Euros will be satisfied at the closing of the transaction, one thousand (1,000) million Euros on December 30, 2010, and two thousand (2,000) million Euros on October 31, 2011, although Portugal Telecom will be able to request for this last payment to be executed on July 29, 2011, and therefore the price of the acquisition and the closing payment will be reduced in approximately twenty-five (25) million Euros.
This agreement establishes that the closing of this acquisition transaction will occur within a 60 days period since the signature of the agreement. Telefónica considers that in the aforementioned period, the relevant approval of the Brazilian authority will be obtained.
On closing, agreements entered into by Telefónica and Portugal Telecom in year 2002 regarding their joint venture in Brazil shall terminate (shareholders agreement and subscription agreement).
Moreover, Telefónica and Portugal Telecom have also agreed to initiate discussions relating to the implementation of an industrial partnership programme between both companies that will cover joint cooperation regarding, among others, the following areas: procurement; technology; joint provision of services to international clients; roaming; R&D; and cooperation, best practice and know-how exchange regarding technology, operations and management.
Finally, the agreement anticipates that Telefónica will analyze the potential purchase from Portugal Telecom of its shares in the Brazilian company Dedic, S.A., which offers contact centre services in Brazil.
Madrid, July 28, 2010.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: July 28th, 2010	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors